Exhibit 99.1

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(All dollar amounts expressed in thousands of U.S. dollars)

Column A	Column B	Column C		Column D		Column E
		Additions		Deductions
	Balance at beginning of period	Charged to costs and expenses(1)	Charged to product sales(2)	Write-offs of accounts receivable	Sales discounts and allowances	Balance at end of period
Allowance for doubtful accounts, deducted from accounts receivable
Year ended December 31, 2006	$4,300	$(402)	$5,365	$(337)	$(5,423)	$3,503
Year ended December 31, 2005	4,716	427	6,844	(421)	(7,266)	4,300
Year ended December 31, 2004	3,954	2,365	5,797	(378)	(7,022)	4,716

(1)
Amounts represent the reserve for (recovery of) potential credit losses.

(2)
Amounts represent the reserve for sales discounts and allowances.